CLAUDE RESOURCES INC.

Notice of Annual General Meeting of Shareholders

     TAKE NOTICE that the Annual General Meeting (the “Meeting”) of the shareholders of CLAUDE RESOURCES INC. (the “Corporation”) will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Wednesday the 14th day of May, 2003 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited financial statements for the year ended December 31, 2002 and the report of the auditors’ thereon;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 — 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof, or deposit it with the Chairman on the date of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 11th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ William R. MacNeill
William R. MacNeill Chairman